UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CompoSecure, Inc.
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
20459V105
(CUSIP Number)
3/31/24
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	20459V105

1	Names of Reporting Persons
Steamboat Capital Partners, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,400,000
	6	Shared Voting Power

	7	Sole Dispositive Power
1,400,000
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,400,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
6.8%
12	Type of Reporting Person (See Instructions)
IA; OO

SCHEDULE 13G

CUSIP No.	20459V105

1	Names of Reporting Persons
Parsa Kiai
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,400,000
	6	Shared Voting Power

	7	Sole Dispositive Power
1,400,000
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,400,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
6.8%
12	Type of Reporting Person (See Instructions)
HC; IN

Item 1.

(a)	Name of Issuer: CompoSecure, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: 309 Pierce St., Somerset, NJ 08873.

Item 2.

(a)	Name of Person Filing:

This statement is filed by (i) Steamboat Capital Partners, LLC (“IA”) which serves as portfolio manager for entities owning shares of the Issuer, including funds of which an affiliate of IA is general partner and (ii) Parsa Kiai who is the managing member of IA.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 24 Maple Avenue, Rye, NY 10580.

(c)	Citizenship:

IA is organized under the laws of Delaware. Parsa Kiai is a citizen of the United States.

(d)	Title and Class of Securities: Class A Common Stock, $0.0001 par value per share (the “Shares”).

(e)	CUSIP No.: 20459V105

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

IA (as the portfolio manager for its clients, including funds of which an affiliate is general partner) and Mr. Kiai (as the managing member of IA) may be deemed to be the beneficial owner of the number and percentage of Shares set forth on the cover page of this Schedule 13G on which they are respectively named. The aggregate percentage of Shares reported owned by each person named herein is based upon 20,574,924 Shares outstanding as of March 4, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 12, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

See Item 2 above.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that to the best of my knowledge and belief the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2024

/s/ Parsa Kiai
Parsa Kiai

Steamboat Capital Partners, LLC

By:	/s/ Parsa Kiai, Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).